UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                  (Amendment No. 5)

                      Under the Securities Exchange Act of 1934


                                    EATERIES, INC.
                                   (Name of Issuer)

                         Common Stock, with par value $0.002
                            (Title of Class of Securities)

                                       277851101
                                    (CUSIP Number)

                                   Mark D. Whatley
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   December 1, 1997
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                     Page 1 of 5






          CUSIP No. 277851101        SCHEDULE 13D               Page 2 of 5




       1   Name of Reporting Person              ASTORIA CAPITAL PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3160631

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [ ]
       3   SEC USE ONLY

       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California

                          7    Sole Voting Power                       449,000

         NUMBER OF
          SHARES          8    Shared Voting Power                       -0-
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        9    Sole Dispositive Power                  449,000
        PERSON WITH
                         10    Shared Dispositive Power                  -0-

       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                           449,000

       12   Check Box if the Aggregate Amount in Row 11 Excludes
            Certain Shares                                                 [ ]

       13   Percent of Class Represented by Amount in Row 11            11.66%

       14   Type of Reporting Person                                         PN






          CUSIP No. 277851101        SCHEDULE 13D               Page 3 of 5



          Item 1.   Security and Issuer

               This Amendment No. 5 to Schedule 13D (the "Amendment") relates to shares of common stock, with par value $0.002 (the "Common Stock"), of Eateries, Inc. (the "Issuer"). The principal executive office of the Issuer is 3240 W. Britton Road, Suite 202 Oklahoma City, OK 73120.

          Item 2.   Identity and Background

               This Amendment is filed on behalf of Astoria Capital Partners, L.P., whose principal business office address is 6600 SW 92nd Avenue, Suite 370, Portland, OR 97223.

               Astoria Capital Partners, L.P. is an investment limited partnership, whose general partners are Richard W. Koe and Astoria Capital Management, Inc. Astoria Capital Management, Inc. is an investment advisor registered as such with the SEC and in various states. Astoria Capital Management, Inc.'s president and sole shareholder is Richard W. Koe. The business address of Astoria Capital Management, Inc. and Richard W. Koe is 6600 SW 92nd Avenue, Suite 370, Portland, OR 97223.

               None of Astoria Capital Partners, L.P., Astoria Capital Management, Inc. or Richard W. Koe have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

               None of Astoria Capital Partners, L.P., Astoria Capital Management, Inc. or Richard W. Koe have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Astoria Capital Partners, L.P. is a California limited partnership, Astoria Capital Management, Inc. is a California corporation and Richard W. Koe is a United States citizen.

          Item 3.   Source and Amount of Funds or Other Consideration

               Funds for the prior purchases of Common Stock were obtained from the working capital of Astoria Capital Partners, L.P.

          Item 4.   Purpose of Transaction.

               Purchases and sales of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, Astoria Capital Partners, L.P. may acquire additional securities of the Issuer.






          CUSIP No. 277851101        SCHEDULE 13D               Page 4 of 5



          Item 5.   Interest in Securities of the Issuer

          (a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2) of this Amendment, which Items are incorporated by reference herein.

          (c) Astoria Capital Partners, L.P. effected the following transactions through registered broker-dealers since the last filing: On November 11, 1997, purchased 5,000 shares of Common Stock at a price of $4.56 per share. On November 12, 1997, purcahsed 6,200 shares of Common Stock at a price of $4.56 per share. On November 24, 1997, purchased 1,000 shares of Common Stock at a price of $5.01 per share. On November 28, 1997, purchased 4,000 shares of Common Stock at a price of $5.00 per share. On December 1, 1997, purchased 13,500 shares of Common Stock at a price of $5.18 per share. On December 1, 1997, purchased 14,400 shares of Common Stock at a price of $5.27 per share. On December 1, 1997, purchased 3,000 shares of Common Stock at a price of $5.40 per share.

          (d),(e)   Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

               None.

          Item 7.   Material to be Filed as Exhibits

               None.






          CUSIP No. 277851101        SCHEDULE 13D               Page 5 of 5



                                      Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:  November 20, 1998.

                                        ASTORIA CAPITAL PARTNERS, L.P.




                                        /s/ Richard W. Koe
                                        ______________________________
                                        By: Richard W. Koe
                                        Its: General Partner